UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☐

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

SUNDAY Communications Limited

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable))

Cayman Islands

(Jurisdiction of Subject Company’s Incorporation or Organization)

PCCW Limited

(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

867270209

(CUSIP Number of Class of Securities (if applicable))

Hui Hon Hing, Susanna, Company Secretary, 39th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong (852) 2888 2888

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not Applicable

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item (1). Home Jurisdiction Documents

(a)	See Exhibits I.(1)-1 and I.(1)-2.

(b)	Not applicable.

Item (2). Informational Legends

Not applicable.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1)	Written irrevocable consent and power of attorney on Form F-X/A dated October 5, 2006 and filed with the Commission on October 5, 2006.

(2)	Not applicable.

PART IV – SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/S/ ALEXANDER ANTHONY ARENA

(Signature)

Alexander Anthony Arena
Group Chief Financial Officer

(Name and Title)

December 28, 2006

(Date)

EXHIBIT
INDEX

Exhibits	Description

I.(1)-1	Letter to shareholders of SUNDAY Communications Limited dated December 28, 2006 and published on December 28, 2006.
I.(1)-2	Liquidation plan of SUNDAY Communications Limited.